Mail Stop 3561

February 2, 2010

Via Fax & U.S. Mail

Mr. Andrew J. Cederoth
Chief Financial Officer
4201 Winfield Road, PO Box 1488
Warrenville, Illinois 60555

> **Re:** **Navistar International Corporation**
> **Form 10-K for the year ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 001-09618**

Dear Mr. Cederoth:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended October 31, 2009

Management's Discussion and Analysis

– Results of Operations for 2009 as Compared to 2008, page 26

1. We note your disclosure that the Engine segment recognized a gain of $16 million for 2009 related to an agreement in Brazil providing for recovery of certain value added taxes. Please explain to us the nature and terms of this agreement and tell us why you believe it is appropriate to recognize such a gain in the 2009 financial statements. As part of your response, you should also explain in further detail how this gain was calculated or determined.

Note 1. Summary of Significant Accounting Policies

– Out of Period Adjustments, page 80

2. We note that included in the operations for the year ended October 31, 2009 are certain out-of-period adjustments totaling $29 million. Please tell us how these errors were identified and explain to us why you believe you have identified all errors and the financial statements are appropriately stated as of October 31, 2009. As part of your response, please explain to us why you believe that both your disclosure controls and procedures and your internal controls over financial reporting are effective as of the date of this report, in light of these errors.

Note 2. Ford Settlement and Related Charges, page 93

3. We note your disclosure that in 2009 the Engine segment recognized other related charges for inventory valuation and low volume adjustments of $105 million, of which $81 million and $24 million were recognized in cost of products sold and other income, net. Please tell us the nature of the amounts included in other income, net and explain to us why the amount was not recorded entirely in cost of products sold. Also, please explain to us why only $3 million of the total $29 million of warranty recoveries was recognized in cost of products sold and the remainder was recognized in other income, net.

Note 10. Investments in and advances to non-consolidated affiliates, page 107

4. We note from the disclosure in Note 10 that prior to consolidating Blue Diamond Parts ("BDP") on June 1, 2009, the Company held a 49% interest in the entity and it was considered a significant non-consolidated affiliate in 2008 and 2007. In light of the fact that this investment was considered significant in 2008 and 2007 and these periods are included in the Form 10-K for the year ended October 31, 2009, it appears that audited financial statements for this entity for the years ended October 31, 2008 and 2007 as well as financial statements for the interim period ended May 31, 2009 are required to be included in the Company's Annual Report on Form 10-K for the year ended October 31, 2009, pursuant to the guidance in Rule 3-09 of Regulation S-X. Please amend the Company's Annual Report on Form 10-K to include these required financial statements.

Furthermore, given the Company's apparent failure to include these required financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, please consider whether this matter affects your conclusion on the effectiveness of Disclosure Controls and Procedures or Managements' Report on Internal Control over Financial Reporting as of October 31, 2009.

In addition, summarized financial information should be presented for BDP through the date the Company began consolidating this entity pursuant to the guidance in Rule 4-08(g) of Regulation S-X.

Note 11. Debt, page 110

5. We note your disclosure that the Convertible Notes Indenture defines circumstances under which the Company would be required to repurchase notes. Please tell us the nature of these circumstances in which you would be required to repurchase the notes and tell us how you evaluated this redemption feature as a potential embedded derivative.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(630) 753-2200